EXHIBIT 99.1

Brookfield Renewable Announces Renewal of Normal Course Issuer Bids for Units and Exchangeable Shares

All amounts in US dollars unless otherwise indicated.

BROOKFIELD, News, Dec. 14, 2021 (GLOBE NEWSWIRE) -- Brookfield Renewable today announced that the Toronto Stock Exchange (the “TSX”) has accepted notices filed by Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“BEP”) of its intention to renew its normal course issuer bid for its limited partnership units (“Units”) and by Brookfield Renewable Corporation (TSX: BEPC; NYSE: BEPC) (“BEPC” and together with BEP, “Brookfield Renewable”) of its intention to renew its normal course issuer bid for its outstanding class A exchangeable subordinate voting shares (“Exchangeable Shares”). Brookfield Renewable believes that in the event that Units or Exchangeable Shares trade in a price range that does not fully reflect their intrinsic value, the acquisition of Units or Exchangeable Shares, as applicable, may represent an attractive use of available funds.

Brookfield Renewable is authorized to repurchase up to 13,750,520 Units and 8,610,184 Exchangeable Shares, representing 5% of its issued and outstanding Units and Exchangeable Shares, respectively. At the close of business on December 2, 2021, there were 275,010,405 Units and 172,203,692 Exchangeable Shares issued and outstanding. Under Brookfield Renewable’s normal course issuer bids, it may repurchase up to 44,591 Units and 54,448 Exchangeable Shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 178,365 Units and 217,793 Exchangeable Shares, respectively, for the six months ended November 30, 2021.

Repurchases under each normal course issuer bid are authorized to commence on December 16, 2021 and each normal course issuer bid will terminate on December 15, 2022, or earlier should either BEP or BEPC complete its repurchases prior to such date.

Under BEP’s prior normal course issuer bid that commenced on December 16, 2020 and expires on December 15, 2021, BEP previously sought and received approval from the TSX to repurchase up to 13,740,072 Units (on a post-stock split basis). BEP has not repurchased any Units under its existing normal course issuer bid in the past 12 months.

Under BEPC’s prior normal course issuer bid that commenced on December 16, 2020 and expires on December 15, 2021, BEPC previously sought and received approval from the TSX to repurchase up to 8,609,220 Exchangeable Shares (on a post-stock split basis). BEPC has not repurchased any Exchangeable Shares under its existing normal course issuer bid in the past 12 months.

All purchases will be made through the facilities of the TSX, the New York Stock Exchange and/or alternative trading systems, if eligible, and all Units and Exchangeable Shares acquired under the applicable normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

From time to time, when Brookfield Renewable does not possess material non-public information about itself or its securities, it may enter into an automatic purchase plan with its broker to allow for the repurchase of Units or Exchangeable Shares, as applicable, subject to certain trading parameters, at times when Brookfield Renewable ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules or otherwise. Any such plans entered into with the broker of Brookfield Renewable will be adopted in accordance with applicable Canadian and U.S. securities laws including the requirements of Rule 10b5-1 under the United States Securities Exchange Act of 1934, as amended. Outside of these periods, Units and Exchangeable Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 36,000-megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $650 billion of assets under management.

Contact information:
Media:	Investors:
Kerrie McHugh	Robin Kooyman
Senior Vice President – Corporate Communications	Senior Vice President – Investor Relations
(212) 618-3469	(416) 649-8172
Kerrie.mchugh@brookfield.com	robin.kooyman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “believes” and “may” or variations of such words and phrases and include statements regarding potential future repurchases by BEP and BEPC. Although BEP and BEPC believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of BEP and BEPC are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of BEP and BEPC to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units and Exchangeable Shares or the stock exchanges generally; and other risks and factors described in the documents filed by BEP and BEPC with securities regulators in Canada and the United States including under “Risk Factors” in (i) BEP’s most recent Annual Report on Form 20-F and (ii) BEPC’s most recent Annual Report on Form 20-F, and other risks and factors that are described therein.

Except as required by law, BEP and BEPC do not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.